SCMP GROUP

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10015111

BY REGISTERED POST

12 January 2010

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Continuing Connected Transaction

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

1/26

CoSec\Correspondence\announcement distribution – continuing connected transaction 0110

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 **Web site** www.scmp.com

SCMP Group Limited

SCMP集團有限公司**

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

CONTINUING CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company signed an agreement with Kerry Holdings on 11 January 2010 for the provision of advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2010 to 31 December 2010.

Kerry Holdings is a subsidiary of Kerry Group Limited. As Kerry Group Limited is a connected person of the Company, the transaction under the advertising service agreement with Kerry Holdings constitutes a continuing connected transaction and is subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules, but do not require the approval of the Company's independent shareholders.

CONTINUING CONNECTED TRANSACTION

SCMPP, a wholly-owned subsidiary of the Company signed an agreement with Kerry Holdings on 11 January 2010 for the provision of advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2010 to 31 December 2010.

Kerry Group Limited is the ultimate holding company of the Company. As at the date of this announcement, Kerry Group Limited (through its subsidiaries and controlled corporations) was interested in 1,155,061,308 Shares (which comprise both the interests in 930,061,308 Shares and the interests in 225,000,000 Shares from equity derivatives), representing approximately 74% of the Company's issued share capital. Kerry Holdings is a subsidiary of Kerry Group Limited. Accordingly, Kerry Group Limited and Kerry Holdings are connected persons (as defined in the Listing Rules) of the Company.

The transaction under the advertising service agreement with Kerry Holdings constitutes a continuing connected transaction for the Company subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules.

SCMPP, being involved in the business of publishing, printing and distribution of the *South China Morning Post* and *Sunday Morning Post,* entered into an agreement in writing dated 11 January 2010 with Kerry Holdings whereby SCMPP agreed to provide advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2010 to 31 December 2010. The service fee shall be based on the advertising services provided by reference to the prevailing commercial rates charged by SCMPP of other customers and are no more favourable to Kerry Holdings than those available to independent third party customers.

Payment terms

The service fees payable pursuant to the above agreement are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

Compliance with Listing Rules and Annual Cap

Total advertising service fees received for advertising services provided to Kerry Holdings and other companies in the Kerry Group in the financial years ended 31 December 2006, 2007 and 2008 and in the eleven months ended 30 November 2009 are HK$4,330,456, HK$4,665,759, HK$2,217,610 and HK$1,633,442, respectively. The aggregate amount of advertising service fees receivable for advertising services provided to Kerry Holdings and other companies in the Kerry Group for the financial year ended 31 December 2009 will not exceed the annual cap of HK$6 million as stated in the Company's announcement dated 19 December 2008.

It is expected that the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the transaction entered into pursuant to the above advertising service agreement for the financial year ending 31 December 2010 will be more than 0.1% but less than 2.5%, and therefore subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules. The Company expects that the maximum aggregate amount of service fees receivable under the aforesaid agreement will be HK$6 million for the financial year ending 31 December 2010. Such maximum aggregate amount is estimated based on the advertising expenditure of the relevant subsidiaries of Kerry Holdings and other companies in the Kerry Group in the financial years ended 31 December 2007, 2008 and 2009, respectively. In accordance with Rule 14A.36 of the Listing Rules, the Company will re-comply with Rules 14A.35(3) and (4) of the Listing Rules if the HK$6 million cap is exceeded or when the above agreement is renewed or there is a material change to the terms of the agreement.

OPINION OF THE DIRECTORS

The terms of the advertising service agreement were arrived at after arm's length negotiations between the parties. The Directors, including independent non-executive Directors of the Company, are of the view that the above transaction is and will be conducted on normal commercial terms that are no less favourable to the Group than terms available to or from independent third party customers, is fair and reasonable so far

as the Company and the shareholders of the Company are concerned and is in the interests of the Company and the shareholders of the Company as a whole. The Directors, including independent non-executive Directors of the Company, are of the view that the Company's said estimation of the maximum aggregate amount of HK$6 million, being advertising service fees receivable under the above advertising service agreement, is fair and reasonable.

REASONS FOR ENTERING INTO THE TRANSACTION

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications. The Group is also involved in property investment through its subsidiaries.

SCMPP, a wholly-owned subsidiary of the Company, is in the newspaper and magazine publishing business. Publications include the *South China Morning Post, Sunday Morning Post* and other print and digital publications in Hong Kong.

Kerry Holdings is an investment holding company and is a subsidiary of Kerry Group Limited. Kerry Group Limited is an investment holding company. The principal activities of other companies in the Kerry Group which are involved in the above transaction consist of property development, investment and management; logistics, freight and warehouse ownership and operations; infrastructure-related investments; ownership and operation of hotels and associated properties and provision of hotel management and related services.

The provision of advertising services is in the ordinary and usual course of business of the Group. The terms of the advertising service agreement were arrived at after arm's length negotiations between the parties. The Directors, including the independent non-executive Directors, consider that the above transaction is and will be conducted on normal commercial terms and is beneficial to the business of the Company and the interests of the shareholders of the Company as a whole.

DEFINITIONS

"Company"	SCMP Group Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Directors"	Directors of the Company including independent non-executive directors
"Group"	Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China

"Kerry Group"	Kerry Group Limited, a substantial shareholder of the Company (as defined in the Listing Rules) and its subsidiaries and associates (as defined in the Listing Rules)
"Kerry Holdings"	Kerry Holdings Limited, a subsidiary of Kerry Group Limited
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"SCMPP"	South China Morning Post Publishers Limited, a wholly-owned subsidiary of the Company
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 11 January 2010

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*